Filed pursuant to Rule 253(g)(2)
File No. 024-12533

SUPPLEMENT DATED JULY 15, 2025

TO OFFERING CIRCULAR DATED MARCH 17, 2025

Cytonics Corporation

658 West Indiantown Road, Suite 214, Jupiter, FL 33458

(443) 827-8135

www.cytonics.com

The purpose of this supplement is to:

•	Announce and update to the closing of the Cytonics Corporation (the “Company” or “Cytonocs”) Regulation A offering.

Closing of Regulation A Offering

The Company intends to terminate the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after August 27, 2025 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.